May 21, 2019

Steven Paul, M.D.
Chief Executive Officer, President and Chairman
Karuna Therapeutics, Inc.
33 Arch Street, Suite 3110
Boston, MA 02110

       Re: Karuna Therapeutics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 2, 2019
           CIK No. 0001771917

Dear Dr. Paul:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Pipeline Overview, page 2

1. We note your response to prior comment 1 and your revised disclosure on page 115 that you have commenced preclinical development of therapeutic agents in schizophrenia, psychosis associated with AD, and various forms of pain. Please further expand your disclosure on page 115 to provide a summary of the studies performed. Third-Party Clinical Trials Support Xanomelines Development, page 3

2. We note your response to prior comment 2 and your revised disclosure on page 109 indicating your belief that xanomeline has shown antipsychotic and procognitive benefits.
       Please revise to remove the suggestion that your product candidate is responsible for these
 Steven Paul, M.D.
Karuna Therapeutics, Inc.
May 21, 2019
Page 2
      benefits. To the extent your conclusion is based on the results of your clinical trials, you may present the data from the clinical trials.
Exclusive Jurisdiction for Certain Actions, page 171

3. We note the revisions in response to comment 8. Please revise your disclosure to specifically state that the exclusive forum provisions do not apply to actions arising under the federal securities laws.
       You may contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Paul, M.D.
                                                             Division of
Corporation Finance
Comapany NameKaruna Therapeutics, Inc.
                                                             Office of
Healthcare & Insurance
May 21, 2019 Page 2
cc:       Seo Salimi, Esq.
FirstName LastName